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                                                                  EXHIBIT (a)(8)

[FORM OF CONFIRMATION TO OPTIONEES ELECTING TO PARTICIPATE IN THE OFFER TO EXCHANGE]

To:[option holder]

This message confirms that on ______, 2001, Agile Software Corporation cancelled option(s) to purchase [number] shares, which you submitted for exchange under your Election Form. Agile Software Corporation will grant you a new option to purchase [number] shares with the terms and conditions described in the Offer to Exchange, on or after May 20, 2002, subject to your continued employment with Agile and the other terms set forth in the Offer to Exchange.

If you have any questions about this message, please contact [___________], by e-mail at [______________], or by telephone at (408) [_________________].

Thank you,

[______________]